EXHIBIT 12

CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2010		2011		2012		2013		2014

Pretax income from continuing operations	$133,831		$140,556		$145,819		$123,829		$162,754

Additions:
Fixed charges	24,230		26,656		28,021		28,032		21,388
Amortization of capitalized interest	331		438		435		435		435

Adjusted income	$158,392		$167,650		$174,275		$152,296		$184,577

Fixed Charges:
Interest expense	$11,959		$13,888		$14,723		$15,035		$8,186
Interest component of rental expense	12,271		12,768		13,298		12,997		13,202

Fixed charges	$24,230		$26,656		$28,021		$28,032		$21,388

Ratio of earnings to fixed charges (a)	6.5	x	6.3	x	6.2	x	5.4	x	8.6	x

(a) For purposes of computing the ratio of earnings to fixed charges, pretax income from continuing operations has been added to fixed charges and adjusted for capitalized interest to derive adjusted income. Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense. Fixed charge amounts include interest from both continuing and discontinued operations.

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